                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            ABACUS DIRECT CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                    002553105
                                 (CUSIP Number)

           Elizabeth Wang                      Alexander D. Lynch
           DoubleClick Inc.                    Brobeck, Phleger & Harrison LLP
           41 Madison Avenue, 32nd Floor       1633 Broadway, 47th Floor
           New York, NY 10010                  New York, NY 10019
           (212) 683-0001                      (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 13, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

                         (Continued on following pages)

------------------------------------       -------------------------------------
CUSIP NO. 002553105                   13D
------------------------------------       -------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            DoubleClick Inc.
            I.R.S. I.D. #   13-3870996
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_| (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   00
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
           NUMBER                                                   1,974,516
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8     SHARED VOTING POWER
                                                                    982,319
                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                                                    1,974,516
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                                                    -------
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,956,835
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   28.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                                                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DoubleClick Inc. that it is the beneficial owner of any of the Common Stock of Abacus Direct Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

     This Amendment No. 1 amends and restates in its entirety the text of the Statement on Schedule 13D filed on behalf of DoubleClick Inc. relating to the common stock, par value $.001 per share, of Abacus Direct Corporation.


ITEM 1. SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Abacus Direct Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11101 West 120th Avenue, Broomfield, Colorado 80021.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the person filing this statement is DoubleClick Inc., a Delaware corporation ("DoubleClick").

      (b) The address of the principal office and principal business of DoubleClick is 41 Madison Avenue, 32nd Floor, New York, New York 10010.

      (c) DoubleClick is a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers worldwide. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of DoubleClick's directors and executive officers, as of the date hereof.

      (d) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

      (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger and Reorganization dated as of June 13, 1999 (the "Merger Agreement"), by and among DoubleClick, Atlanta Merger Corp., a Delaware corporation and wholly owned subsidiary of DoubleClick ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 1.05 shares of DoubleClick Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer, the approval by DoubleClick's stockholders of the issuance of DoubleClick Common Stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of DoubleClick, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of DoubleClick (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 1.05 shares of DoubleClick Common Stock. DoubleClick will assume the Issuer's 1999 Stock Incentive Plan, Amended and Restated 1996 Stock Incentive Plan and Amended and Restated 1989 Stock Option Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements.

                  As an inducement to DoubleClick to enter into the Merger Agreement, certain stockholders (collectively, the "Stockholder Agreement Stockholders") of the Issuer have entered into a Stockholder Agreement, dated as of June 13, 1999 (the "Stockholder Agreement"), with DoubleClick and have, by executing the Stockholder Agreement, irrevocably appointed DoubleClick (or any nominee of DoubleClick) as his lawful attorney and proxy. Such proxy gives DoubleClick the limited right to vote each of the 982,319 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of this Schedule 13D) of Issuer Common Stock beneficially and collectively owned by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the Stockholder Agreement Stockholders of Issuer relates to 982,319 shares (including options to purchase Issuer Common Stock exercisable within 60 days of the date of this Schedule 13D) of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by this reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, DoubleClick (or any nominee of DoubleClick) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

                  In connection with the Merger Agreement, DoubleClick and Issuer entered into a Stock Option Agreement, dated as of June 13, 1999 ("Option Agreement"). The Option Agreement grants DoubleClick the right, under certain conditions, to purchase up to 1,974,516 shares of Issuer Common Stock at a price of $93.25 per share (subject to adjustment) (the "Option"). The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be Kevin O'Connor, Kevin P. Ryan, Stephen R. Collins, and Jeffrey E. Epstein. The officers of the Surviving Corporation shall be the existing officers of the Issuer, until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Abacus Direct Corporation." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that the Bylaws shall be amended to reflect the name change to Abacus Direct Corporation.

         (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

         (j) Other than described above, DoubleClick currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although DoubleClick reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The number of Shares covered by the Option is 1,974,516 which constitutes, based on the number of shares outstanding on June 13, 1999 as represented by the Issuer in the Merger Agreement, approximately 19.99% of the Issuer Common Stock.

                  Prior to exercise of the Option, DoubleClick (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by DoubleClick upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, DoubleClick would have the sole right to vote and dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement.

                  As a result of the Stockholder Agreement, DoubleClick may be deemed to be the beneficial owner of at least 982,319 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 9.5% of the issued and outstanding shares of Issuer Common Stock.

                  DoubleClick has shared power to vote all of the Shares for the limited purposes described above in connection with the Stockholder Agreement. DoubleClick does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Stockholder Agreement. However, DoubleClick (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of DoubleClick's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither DoubleClick nor, to the knowledge of DoubleClick, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Merger Agreement, Stockholder Agreement and Option Agreement, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger and Reorganization, dated as of June 13, 1999, by and among DoubleClick Inc., a Delaware corporation, Atlanta Merger Corp., a Delaware corporation and wholly owned subsidiary of DoubleClick Inc., and Abacus Direct Corporation, a Delaware corporation.

                  2. Form of Stockholder Agreement, dated as of June 13, 1999, by and among DoubleClick Inc., a Delaware corporation, and certain stockholders of Abacus Direct Corporation, a Delaware corporation.

                  3. Stock Option Agreement, dated as of June 13, 1999, by and between DoubleClick Inc., a Delaware corporation, and Abacus Direct Corporation, a Delaware corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 1999


                                    DOUBLECLICK INC.


                                    By: /s/ Kevin P. Ryan
                                        -------------------------------------
                                        Kevin P. Ryan
                                        President and Chief Operating Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                DOUBLECLICK INC.

                           PRESENT PRINCIPAL OCCUPATION
                       INCLUDING NAME OF EMPLOYER (IF OTHER
        NAME                  THAN DOUBLECLICK INC.)               ADDRESS OF EMPLOYER
---------------------  ------------------------------------   -----------------------------
EXECUTIVE OFFICERS OF
DOUBLECLICK INC.
---------------------
Kevin J. O'Connor      Chief Executive Officer and Chairman   41 Madison Avenue, 32nd Floor
                       of the Board of Directors              New York, New York  10010
Kevin P. Ryan          President and Chief Operating Officer  41 Madison Avenue, 32nd Floor
                                                              New York, New York  10010
Dwight A. Merriman     Chief Technical Officer and Director   41 Madison Avenue, 32nd Floor
                                                              New York, New York  10010
Jeffrey E. Epstein     Executive Vice President               41 Madison Avenue, 32nd Floor
                                                              New York, New York  10010
Stephen R. Collins     Chief Financial Officer                41 Madison Avenue, 32nd Floor
                                                              New York, New York  10010
Wenda Harris Millard   Executive Vice President, Marketing    41 Madison Avenue, 32nd Floor
                       and Sales                              New York, New York  10010
Barry M. Salzman       Vice President, International          41 Madison Avenue, 32nd Floor
                                                              New York, New York  10010

OUTSIDE DIRECTORS
---------------------
David N. Strohm        General Partner of several venture     755 Page Mill Road
                       capital funds affiliated with          Building A, Suite 100
                       Greylock Management Corporation        Palo Alto, California  94304
Mark E. Nunnelly       Managing Director of Bain Capital,     Two Copley Place
                       Inc., a venture capital group          Boston, Massachusetts  02116
Thomas S. Murphy       Retired                                N/A
W. Grant Gregory       Chairman of Gregory & Hoenemeyer,      666 Steamboat Road
                       Inc., a merchant banking firm          Greenwich, Connecticut  06830
Donald Peppers         Chief Executive Officer of Marketing   700 Canal Street
                       1 to 1/Peppers and Rogers Group, a     Stamford, Connecticut  06883
                       marketing consulting firm

                                   SCHEDULE B

Stockholder                                           Shares Beneficially Owned
-----------                                           -------------------------
M. Anthony White                                               635,500
Christopher M. Dice                                                  0
Daniel C. Snyder                                               228,069
Carlos E. Sala                                                  95,750
Frank Kenny                                                     13,000
Anthony H. Lee                                                  10,000
Robert L. North                                                      0